                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         Curative Health Services, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    231264102
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                                 (CUSIP Number)

    Mark R. Levy, Holland & Hart LLP, 555 l7th Street, Denver, CO 80202 -
                                 (303) 295-8073
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           (Name/Address/Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                November 11, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of SECTIONS 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
SECTION 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D
--------------------------                            -------------------------
CUSIP No. 231264102                                          Page 1 of 7 Pages
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     1       NAME OF REPORTING PERSON            Joseph Feshbach

             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)
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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) /X/

                                                                        (b) / /
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     3       SEC USE ONLY

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     4       SOURCE OF FUNDS

                      PF, OO
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     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

             IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    / /
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     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States
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                                     7      SOLE VOTING POWER
           Number of                                 15,500
                            ---------------------------------------------------
                                     8      SHARED VOTING POWER
            Shares                                   313,000
                            ---------------------------------------------------
                                     9      SOLE DISPOSITIVE POWER
  Beneficially Owned by Each                         15,500
           Reporting
                            ---------------------------------------------------
                                    10      SHARED DISPOSITIVE POWER
          Person With                                313,000
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    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      328,500
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    12       CHECK BOX IF THE AGGREGATE AMOUNT IN  ROW (11) EXCLUDES CERTAIN
             SHARES
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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      3.3%
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    14       TYPE OF REPORTING PERSON

                      IN
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

                                  SCHEDULE 13D
--------------------------                            -------------------------
CUSIP No. 231264102                                          Page 2 of 7 Pages
--------------------------                            -------------------------

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     1       NAME OF REPORTING PERSON            Matthew Feshbach

             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)
------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) /X/

                                                                       (b) / /
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     3       SEC USE ONLY

------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

                      PF, OO
------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

             IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States
------------------------------------------------------------------------------
                                     7      SOLE VOTING POWER
           Number of                                 206,600
                            ---------------------------------------------------
                                     8      SHARED VOTING POWER
            Shares                                   116,100
                            ---------------------------------------------------
                                     9      SOLE DISPOSITIVE POWER
  Beneficially Owned by Each                         206,600
           Reporting
                            ---------------------------------------------------
                                    10      SHARED DISPOSITIVE POWER
          Person With                                116,100
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    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      322,700
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    12       CHECK BOX IF THE AGGREGATE AMOUNT IN  ROW (11) EXCLUDES CERTAIN
             SHARES

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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      3.2%
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    14       TYPE OF REPORTING PERSON

                      IN
------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------                            -------------------------
CUSIP No. 231264102                                          Page 3 of 7 Pages
--------------------------                            -------------------------


ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to common stock, $.01 par value (the "common stock"), of Curative Health Services, Inc. (the "Company"). The address of the principal executive office of the Company is 150 Motor Parkway, Hauppauge, NY 11788.

ITEM 2.  IDENTITY AND BACKGROUND

         This Schedule 13D is filed by Joseph Feshbach and Matthew Feshbach, who are acting together as a group (together, the "Feshbachs") in regard to certain aspects of common stock of the Company.

         Joseph Feshbach is an individual, whose business address is 27600 Edgerton Road, Los Altos Hills, CA 94022. His present principal occupation is private investor.

         Matthew Feshbach is an individual, whose business address is 8 Stonegate, Bellaire, FL 33756. His present principal occupation is private investor.

         The Feshbachs are United States citizens.

         During the last five years, neither Joseph Feshbach nor Matthew Feshbach has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the last five years, neither Joseph Feshbach nor Matthew Feshbach has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On November 11, 1999, the Feshbachs made a determination, without any written agreement, that they would act together for the purposes of voting shares of the common stock and for considering and possibly implementing strategies to enhance the value of the common stock. Together, the Feshbachs may be considered as owning beneficially more than 5% of the outstanding common stock. The Feshbachs provided no monetary consideration to each other for acting together on these matters.

         The funds used to purchase the shares of the Company common stock owned beneficially by the Feshbachs were cash on hand and margin borrowings through Bear Stearns Securities Corp. The amount of the margin borrowing varies depending on the market price of the Company common stock and other securities. These purchases occurred in 1999. The total funds used by the Feshbachs and parties related to them to make these purchases through the date of this Schedule 13D were $3,508,899. In addition, Joseph Feshbach used funds in the amount of $68,075 to purchase the options described in Item 5 of this Schedule 13D.

                                  SCHEDULE 13D
--------------------------                            -------------------------
CUSIP No. 231264102                                          Page 4 of 7 Pages
--------------------------                            -------------------------

ITEM 4.  PURPOSE OF TRANSACTION

         The Feshbachs initially acquired shares of the Company's common stock for investment purposes. Based on developments at the Company, the Feshbachs intend to open discussions with the management of the Company, and possibly with the Board of Directors of the Company, in regard to actions that may be taken to enhance shareholder value. Depending upon the results of these discussions, the Feshbachs may seek to nominate and elect one or more directors of the Company, including possibly a majority or all of the directors of the Company. The Feshbachs may also discuss strategies to enhance shareholder value with other shareholders of the Company. The Feshbachs intend to acquire on the open market from time to time additional shares of the common stock of the Company. The Feshbachs may also sell shares of the common stock from time to time.

         The Feshbachs intend to discuss with the Company and may in the future seek to implement one or more of the following: (1) Reconstituting all or part of the Board of Directors of the Company to include one or more directors nominated by the Feshbachs; (2) re-activation of the Company's plan to purchase up to approximately 800,000 shares of the Company common stock, and possibly an expansion of that plan to include additional shares; (3) a merger of the Company with a third party, a sale of stock by the Company or Feshbachs to third parties, or a sale or transfer of substantially all or a material amount of assets of the Company to a third party; (4) changes in the Articles of Incorporation, Bylaws and the 1995 Rights Agreement of the Company which may affect the acquisition of control of the Company by any person; (5) additional incentives to the management of the Company; and (6) a change in the officers of the Company.

         There can be no assurance that the Feshbachs will take any of the actions listed above. The taking of any actions depends upon future developments and evaluations by the Feshbachs.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Company's quarterly report on Form 10-Q for the quarter ended June 30, 1999, filed with the Securities and Exchange Commission ("SEC"), states that as of August 1, 1999, the Company had issued and outstanding 10,090,110 shares of common stock. This number of outstanding shares is used for purposes of the determining the percentage of shares of the Company common stock owned by the Feshbachs.

         Joseph Feshbach owns beneficially 328,500 shares of the common stock, which represents approximately 3.3% of the outstanding common stock. The shares owned beneficially by Joseph Feshbach includes 90,000 shares subject to presently exercisable options. Matthew Feshbach owns beneficially 322,700 shares of the common stock, which represents approximately 3.2% of the outstanding common stock. As a group, the Feshbachs own beneficially 651,200 shares of the common stock, which represents approximately 6.5% of the outstanding common stock.

         (b) Joseph Feshbach has the sole power to direct the vote of and to dispose of 15,500 shares of the Company common stock, and Joseph Feshbach shares the power to vote and to dispose of 313,000 shares of common stock.

                                  SCHEDULE 13D
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CUSIP No. 231264102                                          Page 5 of 7 Pages
--------------------------                            -------------------------

         The shares as to which Joseph Feshbach shares these powers are owned by the Lucinda H. Feshbach Trust, of which his wife (Lucinda H. Feshbach) is the trustee, his three adult children (Sarah Feshbach, Melissa Feshbach Epstein and Jessica Feshbach Paolo), his father-in-law (A.J. Horn) and an individual retirement account of his wife. A business address for each of these persons is the same as stated for Joseph Feshbach in Item 2 above in this Schedule 13D. The principal occupations of these persons are: Lucinda H. Feshbach, minister; Sarah Feshbach, church administrator; Melissa Feshbach Epstein, minister; Jessica Feshbach Paolo, minister; and A.J. Horn, retired. During the last five years, none of these persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Further, during the last five years, none of these persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws. Each of these persons is a United States citizen.

         Matthew Feshbach has the sole power to direct the vote of and to dispose of 206,600 shares of the Company common stock, and Matthew Feshbach shares the power to vote and to dispose of 116,100 shares of common stock.

         The shares as to which Matthew Feshbach shares these powers are owned by the individual retirement account of his wife (Kathleen M. Feshbach) and by the Kathleen M. Feshbach Trust, of which Kathleen Feshbach is the trustee. A business address for Kathleen Feshbach is the same as stated for Matthew Feshbach in Item 2 above in this Schedule 13D. The principal occupation of Kathleen Feshbach is student. During the last five years, Kathleen Feshbach has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Further, during the last five years, Kathleen Feshbach was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws. Kathleen Feshbach is a United States citizen.

         (c) During the 60 days prior to the date of this filing, the Feshbachs effected the following transactions in common stock of the Company:

         The Lucinda H. Feshbach Trust purchased an option to purchase 65,000 shares of common stock at a price of $4.46 per share. The Trust purchased the option on September 29, 1999 at a cost of $1.02 per share, or an aggregate price of $66,300. This option has not been exercised, and expires on September 29, 2000.

         On November 12, 1999, the Lucinda H. Feshbach Trust purchased 2,500 shares, with margin borrowings, at a price of $5.685 per share. On November 12, 1999, the Joseph L. Feshbach IRA purchased 1,000 shares with cash on hand at $5.4375 per share. On November 11, 1999, the Kathleen M. Feshbach IRA purchased 15,000 shares with cash on hand at a price of $5.039 per share. On November 12, 1999, the Kathleen M. Feshbach Trust purchased 15,000 shares with cash on hand at a price of $5.0227 per share. All these purchases were made on the open market.

                                  SCHEDULE 13D
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CUSIP No. 231264102                                          Page 6 of 7 Pages
--------------------------                            -------------------------

         (d) No person other than those listed above has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See the information disclosed in Item 3 of this Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

             EXHIBIT NUMBER                   DESCRIPTION
             --------------                   -----------
                 99.1          Agreement to File Joint Schedule 13D
                 99.2          Form of Customer Agreement with Bear
                               Stearns Securities Corp.

                                  SCHEDULE 13D
--------------------------                            -------------------------
CUSIP No. 231264102                                          Page 7 of 7 Pages
--------------------------                            -------------------------



SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





November 19, 1999                            /s/ Joseph Feshbach
--------------------------------             ----------------------------------
Date                                         Signature


                                             ----------------------------------
                                             Name:  Joseph Feshbach


November 19, 1999                            /s/ Matthew Feshbach
--------------------------------             ----------------------------------
Date                                         Signature


                                             ----------------------------------
                                             Name:  Matthew Feshbach